GRUPO CASA SABA FILES FORM 20-F

Mexico City, Mexico, July 16, 2009. – On July 15, 2009, Grupo Casa Saba, S.A.B. de C.V. (NYSE: SAB), one of the leading Mexican distributors of pharmaceutical products, beauty aids, personal care and consumer goods, general merchandise and publications, filed its annual report on Form 20-F for the fiscal year ended December 31, 2008 with the U.S. Securities and Exchange Commission.

The report is available on the investor relations section of Grupo Casa Saba’s website: www.casasaba.com.  In addition, as of August 15, 2009, shareholders can request a hard copy of the annual corporate report, which includes Grupo Casa Saba’s audited financial statements, free of charge, by contacting the individuals listed below.

 About Grupo Casa Saba

Grupo Casa Saba, S.A.B. de C.V. (“Saba”, “GCS”, “the Company” or “the Group”) is one of the leading Mexican distributors of pharmaceutical products, beauty aids, personal care and consumer goods, general merchandise and publications.  In 2008, the company had net sales of $28,400.0 million pesos.  The Group is listed on both the Bolsa Mexicana de Valores (BMV: SAB*) and the New York Stock Exchange (NYSE: SAB).

Contacts:

Sandra Yatsko                                                                  Alejandro Sadurni G.
 (52 55) 5284-6698                                                            (52 55) 5284-6668
syatsko@casasaba.com                                                   asadurni@casasaba.com